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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AURIGA LABORATORIES, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
05155L105
(CUSIP Number)
Richard W. Lasater II Foley & Lardner LLP 2029 Century Park East, Suite 3500 Los Angeles, California 90067-3021 (310) 277-2223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2006
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05155L105	13D	Page 1 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip S. Pesin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 9,628,193
BENEFICIALLY OWNED	8	SHARED VOTING POWER 5,835,747
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,628,193
PERSON WITH:	10	SHARED DISPOSITIVE POWER 5,835,747

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,263,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.52%*
14		TYPE OF REPORTING PERSON * IN

* The calculation of the foregoing percentage is based upon 40,488,778 shares of Auriga Laboratories, Inc. common stock outstanding as of November 7, 2006 as set forth in the Auriga Laboratories, Inc. Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006, and also assumes the exercise of: (i) an option to purchase 125,000 shares held by Sorrento Financial Partners, LLC (of which Mr. Pesin is the sole owner), (ii) a warrant to purchase 4,802,294 shares held by Mr. Pesin, and (iii) a warrant to purchase 125,000 shares held by Mr. Pesin, all of which are exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine Pesin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 500,237
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 500,237

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,237*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.24%*
14		TYPE OF REPORTING PERSON * IN

* The totals referenced above exclude all shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as Ms. Pesin disclaims beneficial ownership of all such shares. The calculation of the foregoing percentage is based upon 40,488,778 shares of Auriga Laboratories, Inc. common stock outstanding as of November 7, 2006 as set forth in the Auriga Laboratories, Inc. Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 05155L105	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sorrento Financial Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,383,653
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,383,653

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,653*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%*
14		TYPE OF REPORTING PERSON * OO (Limited Liability Company)

* The totals referenced above exclude certain shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as Sorrento Financial Partners, LLC disclaims beneficial ownership of such shares. The calculation of the foregoing percentage is based upon 40,488,778 shares of Auriga Laboratories, Inc. common stock outstanding as of November 7, 2006 as set forth in the Auriga Laboratories, Inc. Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006, and also assumes the exercise of an option to purchase 125,000 shares held by Sorrento Financial Partners, LLC, which is exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSFG II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 3,721,844
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 3,721,844

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,844*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%*
14		TYPE OF REPORTING PERSON * PN (Limited Partnership)

* The totals referenced above exclude certain shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as TSFG II, LP disclaims beneficial ownership of such shares. The calculation of the foregoing percentage is based upon 40,488,778 shares of Auriga Laboratories, Inc. common stock outstanding as of November 7, 2006 as set forth in the Auriga Laboratories, Inc. Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 05155L105	13D	Page 5 of 8 Pages

SCHEDULE 13D

Introduction

This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1 thereto, filed with the Securities and Exchange Commission (“SEC”) on May 19, 2006 and October 16, 2006, respectively.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Auriga Laboratories, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

Item 2.	Identity and Background.

(a-b)     This Schedule 13D is being filed by the following persons: (i) Philip S. Pesin (“Mr. Pesin”), Christine Pesin (“Mrs. Pesin”), Sorrento Financial Partners, LLC, a Nevada limited liability company (“Sorrento”), and TSFG II, LP, a Nevada limited partnership (“TSFG”) (individually, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of October 13, 2006, pursuant to which they have agreed to jointly file all amendments to this Schedule 13D, a copy of which is incorporated herein by reference to Exhibit 99.1 to that certain Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed with the SEC on October 16, 2006. Notwithstanding the above, certain of the Reporting Persons have disclaimed beneficial ownership of certain of the shares of Common Stock held by the other Reporting Persons, as more fully described in the footnotes to the schedules above.

Mr. Pesin is the sole owner of Sorrento and is the general partner of TSFG. Mrs. Pesin is the limited partner of TSFG, but does not have voting or dispositive power over the shares of Common Stock of the Company that are held by TSFG.

(c)     Mr. Pesin is the Company’s Chief Executive Officer and Chairman of the Board of Directors. Mrs. Pesin is Mr. Pesin’s spouse. The principal purpose of Sorrento is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. Pesin, and the principal purpose of TSFG is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. and Mrs. Pesin.

(d-e)     During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. and Mrs. Pesin are citizens of the United States of America. Sorrento was organized under the laws of the State of Nevada. TSFG operates under the laws of the State of Nevada.

CUSIP No. 05155L105	13D	Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired their respective shares of Common Stock for general investment purposes. The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated herein by reference into this Item 3. The shares of Common Stock owned by the Reporting Persons were acquired in exchange for services rendered and as additional consideration for monies loaned.

Item 4.	Purpose of Transaction.

The purpose of this Schedule 13D is to disclose:

(a)    The disposition of an aggregate of 25,000 shares of Common Stock held by Mr. Pesin. This disposition of shares of Common Stock by Mr. Pesin occurred between the dates of November 21, 2006 and November 28, 2006 pursuant to that certain 10b5-1 Sales Plan established by Mr. Pesin on September 18, 2006 (the “10b5-1 Plan”). The 10b5-1 Plan is managed by the banking firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and provides for periodic sales of shares of Common Stock on behalf of Mr. Pesin.

(b)    The disposition of an aggregate of 230,013 shares of Common Stock held by Sorrento. This disposition of shares of Common Stock by Sorrento was accomplished by gift on November 6, 2006.

(c)    The disposition of an aggregate of 200,000 shares of Common Stock held by Mr. Pesin. This disposition of shares of Common Stock by Mr. Pesin was accomplished by gift on December 8, 2006.

Except as may be set forth above, the shares of Common Stock owned by the Reporting Persons were acquired for investment purposes only and none of the Reporting Persons have existing plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

According to the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, filed with the SEC on November 13, 2006, there were 40,488,778 shares of Common Stock issued and outstanding as of November 7, 2006. The percentages calculated below are based upon 40,488,778 shares of Common Stock issued and outstanding, plus 5,052,294 shares of Common Stock currently issuable upon the exercise of the derivative securities identified below. Except as provided above, the information contained in this Item 5 is as of December 14, 2006.

1.	Philip S. Pesin.

(a-b)     Mr. Pesin beneficially holds 15,263,940 shares of Common Stock, which total includes (i) 4,730,912 shares held of record by Mr. Pesin, (ii) 500,237 shares held of record by Mrs. Pesin, (iii) 1,258,653 shares held of record by Sorrento, of which Mr. Pesin is the sole owner, (iv) 125,000 shares that Sorrento currently has the right to acquire pursuant to a warrant, (v) 3,721,844 shares that are held of record by TSFG, of which Mr. Pesin is the general partner, (vi) 4,802,294 shares that Mr. Pesin currently has the right to acquire pursuant to a warrant, and (vii) 125,000 shares that Mr. Pesin currently has the right to acquire pursuant to a warrant. The number of shares of Common Stock beneficially held by Mr. Pesin constitutes approximately 33.52% of the issued and outstanding Common Stock of the Company. Mr. Pesin has sole voting and dispositive power over the shares that he holds of record, and Mr. Pesin shares voting and dispositive power over the shares that are held by Mrs. Pesin, Sorrento and TSFG.

CUSIP No. 05155L105	13D	Page 7 of 8 Pages

2.	Christine Pesin.

(a-b)     Mrs. Pesin beneficially holds 500,237 shares of Common Stock. The number of shares of Common Stock beneficially held by Mrs. Pesin constitutes approximately 1.24% of the issued and outstanding Common Stock of the Company. Mrs. Pesin shares voting and dispositive power with her spouse, Mr. Pesin, over the shares of Common Stock described in this paragraph.

3.	Sorrento Financial Partners, LLC.

(a-b)     Sorrento beneficially holds 1,383,653 shares of Common Stock, which total includes (i) 1,258,653 shares held of record by Sorrento and (ii) 125,000 shares that Sorrento currently has the right to acquire pursuant to a warrant. The number of shares of Common Stock beneficially held by Sorrento constitutes approximately 3.41% of the issued and outstanding Common Stock of the Company. Sorrento shares voting and dispositive power with Mr. Pesin over the shares of Common Stock described in this paragraph.

4.	TSFG II, LP.

(a-b)     TSFG beneficially holds 3,721,844 shares of Common Stock. The number of shares of Common Stock beneficially held by TSFG constitutes approximately 9.19% of the issued and outstanding Common Stock of the Company. TSFG shares voting and dispositive power with Mr. Pesin over the shares described in this paragraph.

(c)     There were no transactions in the Common Stock by the Reporting Persons during the prior sixty (60) days, other than as described above in Items 4 and 5.

(d)     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons, other than as described above in this Item 5.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Items 4 and 5 above are incorporated herein by reference.

Item 7.	Materials To Be Filed as Exhibits.

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement dated October 13, 2006 among Philip S. Pesin, Christine Pesin, Sorrento Financial Partners, LLC and TSFG II, LP (incorporated herein by reference to Exhibit 99.1 to that certain Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed with the SEC on October 16, 2006).

99.2	Power of Attorney granted by Philip S. Pesin dated November 29, 2006.

99.3	Power of Attorney granted by Christine Pesin dated December 14, 1006

CUSIP No. 05155L105	13D	Page 8 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2006.

/s/ **	/s/ ***
PHILIP S. PESIN	CHRISTINE PESIN
SORRENTO FINANCIAL PARTNERS, LLC	TSFG II, LP
By: /s/ **	By: /s/ **
Philip S. Pesin, President	Philip S. Pesin, General Partner

**By:	/s/ Jason E. Lavender JASON E. LAVENDER, Attorney-in-Fact pursuant to that certain Power of Attorney dated November 29, 2006 attached hereto.

***By:	/s/ Jason E. Lavender JASON E. LAVENDER, Attorney-in-Fact pursuant to that certain Power of Attorney dated December 14, 2006 attached hereto.